Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

April 24, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kevin Rupert & Valerie Lithotomos

Re:	Permal Hedge Strategies Fund II

Dear Sir or Madam:

On behalf of Permal Hedge Strategies Fund II (the “Fund”), we hereby submit for filing by direct electronic transmission the Fund’s Notification of Registration on Form N-8A under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended.

In accordance with Securities and Exchange Commission Release No. 33-6510 (February 15, 1984) (the “Release”), we respectfully request on behalf of the Fund that the Division of Investment Management (the “Division”) consider this filing appropriate for limited review because, as detailed below, the disclosure in the Registration Statement is substantially similar to disclosure in the Registration Statement filed on January 23, 2012, as amended by Post-Effective Amendments Nos. 1, 2 and 3 for Permal Hedge Strategies Fund (“PHSF”) (File Nos. 333-177961 and 811-22628) (together, the “PHSF Registration Statement”), which the Division has reviewed and

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declared effective. The Fund’s investment objective is to seek long-term capital appreciation while attempting to reduce risk and volatility. The Fund seeks to achieve its objective by investing in a master fund that employs a “fund-of-hedge funds” investment program in order to produce investment returns that have lower risk than traditional long-only investments and over time produce above-market returns. The Fund’s investment objective and investment strategies, through its investment in the master fund, are identical to those of PHSF. Moreover, the Fund’s investment manager, Legg Mason Partners Fund Advisor, LLC also serves as PHSF’s investment manager. The following is provided to assist the Division in its review of the Registration Statement.

I.	Material Changes from Recent Filings

The primary material changes from the PHSF Registration Statement relate to the fact that the Fund will be a feeder fund in a master/feeder structure investing substantially all of its assets in a master fund that in turn will be a fund-of-hedge funds. Please note that it is anticipated that PHSF will also become a feeder fund, and invest substantially all of its assets in the same master fund in which the Fund will also invest substantially all of its assets. Per earlier discussions with the staff of the Division, the Fund will include a seed capital balance sheet and audited financial information of PHSF for the fiscal year ended March 31, 2013 in a pre-effective amendment to the Registration Statement. Moreover, as discussed with the staff of the Division, it is anticipated that PHSF will file a post-effective amendment to the PHSF Registration Statement to (i) update its disclosure to reflect its transition to a feeder fund in a master-feeder structure and (ii) include audited financial information of PHSF for the fiscal year ended March 31, 2013 as soon as they are available. In addition, PHSF, pursuant to an exemptive order, is a multi-class closed-end fund. The Fund does not

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intend to issue multiple classes of shares. The following sections of the Registration Statement are substantially similar to their counterparts in the PHSF Registration Statement:

“Prospectus Summary”;

“Summary of Fund Expenses”;

“Use of Proceeds”;

“The Fund”;

“Investment Objective”;

“Investment Strategy and Process”;

“Portfolio Construction and Process”;

“Risk Factors”;

“Eligible Investors”

“Purchases of Shares”;

“Repurchases of Shares”;

“Transfers of Shares”;

“Management of the Fund”;

“Distributor and Dealers”;

“Shareholder Services and Distribution”;

“Services”;

“Performance Information”;

“Determination of Net Asset Value”;

“Distributions to Shareholders”;

“Dividend Reinvestment Plan”;

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“Certain Tax Considerations”;

“Certain ERISA Considerations”;

“Description of Shares”; and

“Certain Provisions in the Declaration of Trust and By-laws”.

II.	Problem Areas Warranting Special Attention

The Fund respectfully submits there are no problem areas warranting special attention.

III.	New Investment Techniques, Products or Methods of Distribution

The Fund anticipates offering its shares with a variable sales load of up to 3.0%, as well as a shareholder services fee and a distribution fee. The fees associated with the offering of PHSF’s shares may differ from those of the Fund.

The Fund would appreciate receiving any comments on the Registration Statement at your earliest convenience, and in any case within thirty days of the date of filing of the Registration Statement.

Any questions or communications concerning the enclosed materials should be directed to Sarah Cogan at (212) 455-3575 or Rafael Vasquez at (212) 455-3566.

Very truly yours, /s/ Simpson Thacher & Bartlett LLP

Enclosures

cc: George Hoyt